CANTOR FITZGERALD & CO.

110 East 59th Street, New York, NY 10022

January 12, 2021

VIA EDGAR

Anuja A. Majmudar and Timothy S. Levenberg

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Monument Circle Acquisition Corp. Registration Statement on Form S-1 Filed December 23, 2020, as amended
File No. 333-251627

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Monument Circle Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 P.M. Eastern time on January 13, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 300 copies of the Preliminary Prospectus dated January 11, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Cantor Fitzgerald & Co.

By:	/s/ David Batalion
	Name:	David Batalion
	Title:	Managing Director
As Representative of the several underwriters